Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: May 2005

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          Form 20-F__X__                               Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

          Yes____                                      No__X__

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------

Second Quarter Press Releases

     1. April 28, 2005 German Press Release - SGL Carbon's Ratings Upgraded by Moody's

     2. May 2, 2005 German Press Release - SGL Carbon Divests IT Operations to Thales

     3.   May 4, 2005 German Press Release - Report on the First Quarter of 2005

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             SGL CARBON Aktiengesellschaft


Date: May 25, 2005                           By: /s/ Robert J. Kohler
                                                 -------------------------------
                                                 Name:  Robert J. Koehler
                                                 Title: Chairman of the Board of
                                                        Management


                                             By: /s/ Sten Daugaard
                                                 -------------------------------
                                                 Name:  Mr. Sten Daugaard
                                                 Title: Member of the Board of
                                                        Management

SGL Carbon's Ratings Upgraded by Moody's

o    Corporate Bond Rating Raised from Caa1 to B3

Wiesbaden, April 28, 2005. Yesterday evening, SGL Carbon received a total of five upgrades from the rating agency Moody's Investors Service, covering ratings for the Company, credit facilities, and the corporate bond. The improved assessment from Caa1 to B3 of the corporate bond issued in February 2004 is an especially important indicator for the financial market. The upgrading replaces the previous so-called "junk bond" status with the more favorable "non-investment" status. The upgrade will have a favorable impact on potential future financial arrangements undertaken by SGL Carbon.

Moody's placed SGL Carbon on its watch list for a possible upgrade following the sale of the Surface Protection business in January of this year. The upgrade then followed the analysis of the annual financial statements that were disclosed early in March. Moody's justifies the higher company, credit facilities, and corporate bond ratings based in particular on the substantial increase in profit from operations and the improvements in the financial figures over the past 12 months, as well as the Company's healthy business outlook and the high level of capacity utilization of the core business Carbon and Graphite, the sale of the loss-generating Surface Protection business, and the launch of the administrative cost-reduction program.


Forward-looking statements:
This document contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, ongoing restructuring measures and unforeseeable occurrences in conjunction with the reviews to be performed by the European antitrust authorities. SGL Carbon does not intend to update these forward-looking statements.

Your contact:
-------------
Corporate Communications / Press Office / Stefan Wortmann
Tel. : +49 611 60 29 105 / Fax : +49 6 11 60 29 101 / Mobil : +49 170  540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de



SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

SGL Carbon Divests IT Operations to Thales

o    Key Component of Worldwide Administrative Cost-Cutting Program implemented

o    Over (euro) 10 Million Reduction in IT Expenses over Next Five Years

Wiesbaden, May 2, 2005. Within the framework of its administrative cost-cutting program, which SGL Carbon announced in November, 2004, the Company recently divested its major IT operations to Thales Information Systems GmbH in Siegburg. The two parties agreed not to disclose the purchase price. SGL Carbon will save
(euro) 10 million in IT costs over the next five years due to this sale plus additional outsourcing measures.

As a result of this sale, all the human resource capacities that had been built up and allocated for the Company's IT harmonization have been adjusted to meet customary IT business requirements once again. The IT staff that is now required are remaining with the Company; where they have already been integrated within the reorganized IT unit. The new organization resulted in a IT headcount reduction of nearly 15 employees. In addition to all the SAP development activity that is being outsourced as a result of the sale, Thales will also provide specialized IT infrastructure services for SGL Carbon within the framework of an outsourcing agreement.

At an expense of nearly (euro) 20 million, in 2002/2003 SGL Carbon replaced its historically inherited, 15 different IT systems with a uniform SAP platform. The uniform IT environment now in place throughout the Company makes it possible to realize both short-term and medium-term synergies in worldwide administrative processes. This is causing a continual reduction in the number of jobs required for administrative functions. A total of 50 job positions were eliminated in 2004, with a further reduction by nearly 90 in 2005 and the remainder to follow in 2006. The focus of attention of the worldwide administrative cost-cutting program, which was introduced in November 2004, is on IT, on accounting, and on human resource administration. Beginning in 2006, the Company intends to generate annually savings of approximately (euro) 11 million through the streamlining of processes and the elimination of nearly 150 job positions. The restructuring outlays necessary for the overall cost-reduction program total between (euro) 5 and (euro) 6 million. Of this amount, (euro) 3.5 million was already dispersed in 2004.


Forward-looking statements:
This document contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, ongoing restructuring measures and unforeseeable occurrences in conjunction with the reviews to be performed by the European antitrust authorities. SGL Carbon does not intend to update these forward-looking statements.

Your contact:
-------------
Corporate Communications / Press Office / Stefan Wortmann
Tel. : +49 611 60 29 105 / Fax : +49 6 11 60 29 101 / Mobil : +49 170  540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de



SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

Q1

Report on the First Quarter of 2005
Prepared in accordance with International Financial Reporting Standards, IFRSs (unaudited)

The report on the first quarter of 2005 was prepared in accordance with the International Financial Reporting Standards (IFRSs) (unaudited). The same accounting policies were used in this report as in the annual financial statements for 2004.


o    Increase in sales of 13% compared with Q1/2004
o    Above average improvement in EBIT with positive after-tax result
o    Further improvement in earnings anticipated for Q2/2005
o    Rating upgrade from Moody's


Financial Highlights (unaudited)
--------------------------------------------------------------------------------
                                                First Quarter     First Quarter
--------------------------------------------------------------------------------
((euro) million)                                         2005              2004
--------------------------------------------------------------------------------
Sales revenue                                           238.3             211.0
--------------------------------------------------------------------------------
Gross profit                                             64.3              59.4
--------------------------------------------------------------------------------
EBITDA                                                   35.0              31.1
--------------------------------------------------------------------------------
EBIT                                                     20.9              16.7
--------------------------------------------------------------------------------
Return on sales(1)                                      8.8 %             7.9 %
--------------------------------------------------------------------------------
Net profit (loss) from continuing operations              3.7               0.6
--------------------------------------------------------------------------------
Net profit (loss) from discontinued operations              -             - 4.0
--------------------------------------------------------------------------------
Net profit (loss) before minority interests               3.7             - 3.4
--------------------------------------------------------------------------------
Earnings per share (in (euro))                           0.07            - 0.08
--------------------------------------------------------------------------------
Operational cash flow continuing operations(2)           11.4               3.8
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                     March 31,      December 31,
--------------------------------------------------------------------------------
((euro) million)                                         2005              2004
--------------------------------------------------------------------------------
Total assets                                            1,257             1,315
--------------------------------------------------------------------------------
Equity                                                    290               282
--------------------------------------------------------------------------------
Net debt(3)                                               342               321
--------------------------------------------------------------------------------
Debt ratio (gearing)(4)                                   1.2               1.1
--------------------------------------------------------------------------------
Equity ratio(5)                                        23.1 %            21.4 %
--------------------------------------------------------------------------------

(1)  EBIT divided by sales revenue
(2)  Without currency exchange rate effects
                                                        March 31,       Dec. 31,
                                                            2005           2004
(3)  Financial debt (incl. convertible bonds)              418.4          416.4
     + Refinancing costs                                    19.5           20.3
     - Restricted cash for convertible bonds              - 50.3         - 50.8
     - Unrestricted cash and cash equivalents             - 45.3         - 64.7
     Net debt excluding restricted cash for antitrust      342.3          321.2
(4)  Net debt divided by shareholders' equity
(5)  Shareholders' equity divided by total assets

SGL Carbon

Effective January 6, 2005, SGL Carbon concluded the sale of its investment in SGL ACOTEC GmbH, which included SGL's Surface Protection business. The effects resulting from this transaction were already recognized in the annual financial statements for 2004. The Process Technology (PT) business remaining in the Group was integrated within the Graphite Specialties (GS) Business Area. Only the results of continuing operations are presented in this quarterly report.

According to IFRS 2, since January 1, 2005, share-based payments, such as stock option plans and share bonus programs, for employees and members of senior management are included under staff costs. Based on a current calculation, this change will burden the results of the segments and corporate costs by a total of approximately (euro)2 million each quarter in 2005.

As we already discussed at the year-end press conference in March, the restructuring measures have now largely been completed. Therefore, profit from operations (EBIT) no longer includes a separate presentation of restructuring expenses.


Business development in the Group

In particular as a result of the continuing strong demand for graphite electrodes, consolidated sales increased by 13% to (euro)238.3 million (Q1/2004:
(euro)211.0 million); after adjusting for foreign currency changes, an increase of 15% was posted. EBIT increased on a comparable basis by 25% from (euro)16.7 million in the previous year to (euro)20.9 million in Q1/2005 - largely the result of the ongoing favorable business development of CG and the reduced operating loss of SGL T. Adjusted EBIT for Q1/2004 of (euro)16.7 million is calculated as follows: EBIT after restructuring expenses amounted to (euro)7.7 million in Q1/2004. Taking into consideration the (euro)6.5 million operating loss from the divested Surface Protection business, the cessation of the
(euro)1.3 million scheduled amortization of goodwill in line with IFRS 3, and the reclassification of the North American pension provisions of (euro)1.2 million, that are now unified and shown in the financial result altogether in the above-mentioned EBIT of (euro)16.7 million. The USD currency risk in financial year 2005 has been largely hedged.

On April 27, 2005, the rating agency Moody's announced an upgrade of their rating for both the Company and for the corporate bond. The rating of SGL Carbon was accordingly upgraded from B2 to B1 and the bond from Caa1 to B3 - overall an improvement by one full ranking. Moody's sees the main causes for the upgrade in the Company's operating and financial performance over the last twelve months, the outlook for CG's business, the Company's level of visibility for 2005, the already completed disposal of the Surface Protection business, and the launch of the restructuring program for administrative functions in 2004. Moody's stable outlook assumes that the company's cash flow generation and de-leveraging will continue.


Net financing costs
The net financing costs improved from (euro)-15.2 million in Q1/2004 to
(euro)-13.1 million in Q1/2005. The quarterly net interest expense on loans decreased from (euro)7.7 million in Q1/2004 to (euro)7.0 million in Q1/2005. This is attributable to the lower volume of borrowing and the higher interest income. In addition, non-cash expenses in connection with the antitrust proceedings (interest expense and exchange rate effects) decreased by (euro)0.9 million to (euro)2.0 million.

Result before and after taxes
Profit before tax totaled (euro)7.8 million in Q1/2005 compared with (euro)1.5 million in Q1/2004. With a tax rate of approximately 50%, the Group earned a net profit of (euro)3.7 million (Q1/2004: (euro)0.6 million). The high tax rate results mainly from the inability to offset profits in some countries from losses in other countries. For the remaining year the tax rate should level off by around 40-50%. Taking into consideration the loss of the Surface Protection business, the net profit after taxes increased by approximately (euro)7.1 million from (euro)-3.4 million in Q1/2004 to (euro)3.7 million in Q1/2005. The resulting earnings per share was (euro)0.07 compared with (euro)-0.08 in the same quarter of the previous year.



Financial position

Largely through the sale of the Surface Protection business, as of March 31, 2005, total assets decreased by (euro)64 million to (euro)1,257 million. According to plan, a further payment of (euro)7.4 million was made to the U.S. antitrust authorities from the restricted cash account for antitrust payments.

Even though the equity of (euro)290 million remained almost unchanged at the end of March 2005, compared with (euro)282 million at the end of December 2004, the equity ratio improved from 21% to 23%. On a proforma basis, the figure is 24% after deducting the convertible bond of (euro)50 million, which is due in September 2005, from the balance sheet total.

After deducting cash and the restricted cash account for the repayment of the convertible bond, net financial debt increased by (euro)21 million from
(euro)321 million as of December 31, 2004 to (euro)342 million. The increase in working capital by (euro)28 million over fiscal year-end 2004 mainly results from CG's strong order backlog ((euro)369 million at the end of March 2005, compared with (euro)341 million at the end of December 2004; working capital amounted to (euro)375 million at the end of March 2004). Gearing was 1.2 (Q1/2004: 1.1).


Financial condition

During the first three months of 2005, SGL Carbon generated a positive operational cash flow of (euro)11.4 million, compared with (euro)3.8 million during the same period of the previous year. This quarter-to-quarter increase is attributable to the improvement in EBIT as well as the lower level of additions to working capital. Other cash uses from operating activities, which include interest payments due to the semiannual payment date for the corporate bond, increased from (euro)-12.8 million in Q1/2004 to (euro)-21.4 million. Net cash used before antitrust payments thus amounted to (euro)-10.0 million, compared with (euro)-9.0 million in the same period the previous year. The payments in connection with antitrust proceedings comprise scheduled payments to the U.S. antitrust authorities of (euro)7.4 million, which were made from the corresponding restricted cash account. Capital expenditure in property, plant and equipment during the reporting period were (euro)7.0 million (Q1/2004:
(euro)6.2 million) - approximately (euro)7 million less than depreciation, which totaled (euro)14 million in Q1/2005 - unchanged from Q1/2004.

Business development of the segments

Carbon and Graphite [CG]
--------------------------------------------------------------------------------
                                                First Quarter     First Quarter
--------------------------------------------------------------------------------
((euro) million)                                         2005              2004
--------------------------------------------------------------------------------
Sales revenue                                           142.9             122.6
--------------------------------------------------------------------------------
EBITDA                                                   34.4              25.3
--------------------------------------------------------------------------------
Profit from operations (EBIT)                            26.7              17.9
--------------------------------------------------------------------------------
Return on sales                                        18.7 %            14.6 %
--------------------------------------------------------------------------------

Sales increased by 16% from (euro)122.6 million in Q1/2004 to (euro)142.9 million in Q1/2005. Growth was 19% after adjusting for foreign currency changes.

Due to the ongoing favorable demand for graphite electrodes, further price increases, and ongoing cost reduction measures, EBIT for Q1/2005 amounted to
(euro)26.7 million - 49% higher than the (euro)17.9 million posted in Q1/2004. The return on sales improved from 14.6% in Q1/2004 to 18.7% in Q1/2005. The average price for graphite electrodes increased over Q1/2004 by 11% in USD terms and by 4% in euro terms. Approximately 52,000 metric tons were delivered in Q1/2005 - nearly 16% more than the 45,000 metric tons delivered in Q1/2004. In line with our forecasts, raw material and energy costs rose by approximately 10% over 2004.


Graphite Specialties [GS]
--------------------------------------------------------------------------------
                                                First Quarter     First Quarter
--------------------------------------------------------------------------------
((euro) million)                                         2005              2004
--------------------------------------------------------------------------------
Sales revenue                                            57.3              58.1
--------------------------------------------------------------------------------
EBITDA                                                    4.5               9.0
--------------------------------------------------------------------------------
Profit from operations (EBIT)                             1.3               5.3
--------------------------------------------------------------------------------
Return on sales                                         2.3 %             9.1 %
--------------------------------------------------------------------------------

Sales of (euro)57.3 million were 1% less than the (euro)58.1 million posted in the same quarter the previous year. This development was influenced in particular by PT, which was included as part of GS for the first time. The PT business reported lower project related sales in Q1/2005, which were down by 15% to approximately (euro)10 million. This development is expected to be recouped already in Q2/2005. Excluding PT, the sales of GS improved by around 3% to
(euro) 47.5 million. EBIT is (euro)1.3 million in Q1/2005 compared with a figure of (euro)5.3 million in Q1/2004. The Q1/2005 figure included a loss generated by the PT business of (euro)-1.5 million (Q1/2004: (euro)0.4 million). The business of GS alone, which totaled (euro)2.8 million, declined by approximately (euro)2 million in Q1/2005 compared with the (euro)4.9 million realized in Q1/2004 - a result of the higher level of output as well as the inventory buildup in Q1/2004 due to the delivery structure of the orders realized in fiscal year 2004. Compared with 2004, no comparable inventory buildup was necessary this year due to an expected strong H2/2005.


SGL Technologies [T]
--------------------------------------------------------------------------------
                                                First Quarter     First Quarter
--------------------------------------------------------------------------------
((euro) million)                                         2005              2004
--------------------------------------------------------------------------------
Sales revenue                                            37.5              29.8
--------------------------------------------------------------------------------
EBITDA                                                    2.7               1.4
--------------------------------------------------------------------------------
Profit from operations (EBIT)                           - 0.6             - 1.8
--------------------------------------------------------------------------------
Return on sales                                       - 1.6 %           - 6.0 %
--------------------------------------------------------------------------------

Sales grew by 26% from (euro)29.8 million in Q1/2004 to (euro)37.5 million. The favorable sales volume in composites, carbon-ceramic brake discs, and especially in fibers were in part offset by the EUR/USD exchange rate. Sales adjusted for foreign currency changes rose by approximately 30%. EBIT in Q1/2005 amounted to
(euro)-0.6 million (Q1/2004: (euro)-1.8 million). With the exception of the carbon-ceramic brake disc business, which was subject to additional development costs in connection with the possible launch of series production, all lines of business contributed to this favorable development.

Corporate Costs
--------------------------------------------------------------------------------
                                                First Quarter     First Quarter
--------------------------------------------------------------------------------
((euro) million)                                         2005              2004
--------------------------------------------------------------------------------
Other revenue                                             0.6               0.5
--------------------------------------------------------------------------------
Corporate costs                                         - 6.5             - 4.7
--------------------------------------------------------------------------------

Corporate costs rose from (euro)-4.7 million in Q1/2004 to (euro)-6.5 million in Q1/2005. This is primarily attributable to the measurement of share-based payments for the first time in line with IFRS 2 beginning on January 1, 2005, which were not expensed in Q1/2004. Furthermore, a bonus was paid in Q1/2005, which did not occur the previous year, when the members of the Board of Management and executive management declined to receive bonuses.

Employees

Due to the restructuring, the number of employees in the Group fell by 18 from 5,109 as of December 31, 2004 to 5,091 at the end of Q1/2005.


The SGL Carbon share

The closing price of the SGL Carbon share on March 31, 2005 was (euro)9.86 - 2.3% higher than the 2004 year-end price of (euro)9.63 (all quotations XETRA). A total of 56.46 million shares were outstanding at the end of March 2005. In February 2005, in accordance with section 25 (1) of the German Securities Trading Law (Wertpapierhandelsgesetz), BT Pension Scheme Limited in the U.K. announced that it holds a 5.110% stake in SGL Carbon. The members of the Board of Management and management acquired a total of 192,095 shares of the Company within the framework of personal investments and current stock option programs. Of this amount 114,099 shares were acquired by members of the Board of Management and by management on a voluntary basis with their own means.


Outlook

In Q2/2005, SGL Carbon anticipates a growth in sales of around 10% and an improvement in EBIT of approximately 40% compared with Q1/2005. Due to the favorable demand situation, additional increases in sales and higher average revenues for graphite electrodes have been forecast for the CG segment. Due to additional sales increases, a significant improvement in EBIT is expected for GS and in particular for PT in connection with project-related business. The favorable trend is also expected to continue in SGL T, especially through the further increase in fiber capacity utilization as well as the gratifying order backlog in aerospace and defense projects. For the year as a whole, SGL Carbon anticipates nearly unchanged an increase in sales of more than 5 percent, an above average rise in EBIT, and a positive after-tax result on a consolidated basis. Net financial debt is to be further reduced.

Consolidated Income Statement (unaudited)

--------------------------------------------------------------------------------
                                                First Quarter     First Quarter
--------------------------------------------------------------------------------
((euro) million)                                         2005              2004
--------------------------------------------------------------------------------
Sales revenue                                           238.3             211.0
--------------------------------------------------------------------------------
Gross profit                                             64.3              59.4
--------------------------------------------------------------------------------
Selling, administrative, research and other costs      - 43.4            - 42.7
--------------------------------------------------------------------------------
Profit from operations (EBIT)                            20.9              16.7
--------------------------------------------------------------------------------
Net financing costs                                    - 13.1            - 15.2
--------------------------------------------------------------------------------
Profit (loss) before tax                                  7.8               1.5
--------------------------------------------------------------------------------
Income taxes                                            - 4.1             - 0.9
--------------------------------------------------------------------------------
Net profit (loss) continuing operations                   3.7               0.6
--------------------------------------------------------------------------------
Net profit (loss) discontinued operations                   -             - 4.0
--------------------------------------------------------------------------------
Net profit (loss) for the period                          3.7             - 3.4
--------------------------------------------------------------------------------
Earnings per share (in (euro); diluted = basic)          0.07            - 0.08
--------------------------------------------------------------------------------

Details of financing costs
--------------------------------------------------------------------------------
                                                First Quarter     First Quarter
--------------------------------------------------------------------------------
((euro) million)                                         2005              2004
--------------------------------------------------------------------------------
Interest expense on loans (net)                         - 7.0             - 7.7
--------------------------------------------------------------------------------
Interest expense on pensions                            - 3.1             - 3.3
--------------------------------------------------------------------------------
Interest expense on antitrust (non-cash)                - 1.3             - 1.7
--------------------------------------------------------------------------------
Total interest expense, net                            - 11.4            - 12.7
--------------------------------------------------------------------------------
Currency and hedging valuation adjustments of
 antitrust liabilities (non-cash)                       - 0.7             - 1.2
--------------------------------------------------------------------------------
Amortization of refinancing costs                       - 1.0             - 0.7
--------------------------------------------------------------------------------
Other                                                     0.0             - 0.6
--------------------------------------------------------------------------------
Total other financing expenses                          - 1.7             - 2.5
--------------------------------------------------------------------------------
Net financing costs                                    - 13.1            - 15.2
--------------------------------------------------------------------------------

Treatment of the interest rates from pension provisions was already standardized for the entire Group in the annual financial statements for 2004. Although this measure improves the EBIT of the segments, it results in higher charges to net financing costs. Furthermore, in line with the accounting provisions that were applied in the annual financial statements for 2004 (IFRS 3: Business Combinations), which were early adapted, goodwill is no longer subject to scheduled amortization. In line with this standard, goodwill with an infinite useful life is no longer amortized according to plan. This measure also influences EBIT of the various segments. We have restated the quarterly results for 2004 for reasons of comparability in order to take the above-mentioned factors into consideration.

Consolidated Balance Sheet (unaudited)

--------------------------------------------------------------------------------
                                                     March 31,      December 31,
--------------------------------------------------------------------------------
((euro) million)                                         2005              2004
--------------------------------------------------------------------------------
Assets
--------------------------------------------------------------------------------
Intangible assets                                          87                85
--------------------------------------------------------------------------------
Property, plant and equipment                             343               345
--------------------------------------------------------------------------------
Long-term investments                                      30                30
--------------------------------------------------------------------------------
Deferred tax assets                                       134               130
--------------------------------------------------------------------------------
Non-current assets                                        594               590
--------------------------------------------------------------------------------
Inventories                                               258               248
--------------------------------------------------------------------------------
Trade receivables                                         202               184
--------------------------------------------------------------------------------
Other current assets                                       38                36
--------------------------------------------------------------------------------
Cash and cash equivalents                                  45                65
--------------------------------------------------------------------------------
Restricted Cash for repayment of convertible bond          50                51
--------------------------------------------------------------------------------
Restricted Cash for antitrust                              70                77
--------------------------------------------------------------------------------
Assets held for sale                                        -                64
--------------------------------------------------------------------------------
Current assets                                            663               725
--------------------------------------------------------------------------------
Total assets                                            1,257             1,315
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                     March 31,      December 31,
--------------------------------------------------------------------------------
((euro) million)                                         2005              2004
--------------------------------------------------------------------------------
Equity and liabilities
--------------------------------------------------------------------------------
Equity including minority interest                        290               282
--------------------------------------------------------------------------------
Financial liabilities                                     357               353
--------------------------------------------------------------------------------
Provisions for pensions and other employee benefits       157               156
--------------------------------------------------------------------------------
Deferred tax liabilities                                   45                45
--------------------------------------------------------------------------------
Other liabilities                                          29                37
--------------------------------------------------------------------------------
Other provisions                                           21                19
--------------------------------------------------------------------------------
Non-current liabilities                                   609               610
--------------------------------------------------------------------------------
Financial liabilities(1)                                   62                63
--------------------------------------------------------------------------------
Trade payables                                             91                91
--------------------------------------------------------------------------------
Other liabilities                                          86                79
--------------------------------------------------------------------------------
Other provisions                                          119               126
--------------------------------------------------------------------------------
Liabilities held for sale                                   -                64
--------------------------------------------------------------------------------
Current liabilities                                       358               423
--------------------------------------------------------------------------------
Total equity and liabilities                            1,257             1,315
--------------------------------------------------------------------------------

(1)  including convertible bonds of (euro)50 million as of March 31, 2005

In accordance with IAS 1, the balance sheet items were apportioned as long- or short-term assets and liabilities. Assets and liabilities are broken down by maturity into short-term (up to one year) and long-term (over one year) items. All the provisions for the European antitrust fines are included under other provisions, which are short-term in nature, due to the uncertainty existing regarding subsequent legal judgments.

Statement of Changes in Consolidated Equity (unaudited)

--------------------------------------------------------------------------------
                                                First Quarter     First Quarter
--------------------------------------------------------------------------------
((euro) million)                                         2005              2004
--------------------------------------------------------------------------------
Balance at January 1                                      282               117
--------------------------------------------------------------------------------
Capital increase                                            2               254
--------------------------------------------------------------------------------
Net profit (loss) from continuing operations                4                 1
--------------------------------------------------------------------------------
Net profit (loss) from discontinued operations              -               - 4
--------------------------------------------------------------------------------
Currency exchange differences and other                     2               - 1
--------------------------------------------------------------------------------
Balance at March 31                                       290               367
--------------------------------------------------------------------------------



Consolidated Cash Flow Statement(1) (unaudited)

--------------------------------------------------------------------------------
                                                First Quarter     First Quarter
--------------------------------------------------------------------------------
((euro) million)                                         2005              2004
--------------------------------------------------------------------------------
Profit from operations (EBIT)                            20.9              16.7
--------------------------------------------------------------------------------
Depreciation                                             14.1              14.4
--------------------------------------------------------------------------------
EBITDA                                                   35.0              31.1
--------------------------------------------------------------------------------
Decrease (increase) in working capital                 - 23.6            - 27.3
--------------------------------------------------------------------------------
Operational cash flow                                    11.4               3.8
--------------------------------------------------------------------------------
Other operating cash sources (uses)                    - 21.4            - 12.8
--------------------------------------------------------------------------------
Cash provided (used) by operating activities
 before antitrust payments                             - 10.0             - 9.0
--------------------------------------------------------------------------------
Payments relating to antitrust proceedings              - 7.4             - 0.1
--------------------------------------------------------------------------------
Cash provided (used) by operating activities           - 17.4             - 9.1
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Capital expenditures                                    - 7.0             - 6.2
--------------------------------------------------------------------------------
Other investing activities                                0.0               0.9
--------------------------------------------------------------------------------
Cash used in investing activities                       - 7.0             - 5.3
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Net change in financial liabilities                     - 3.2              54.6
--------------------------------------------------------------------------------
Payments in connection with refinancing                   0.0            - 18.4
--------------------------------------------------------------------------------
Net proceeds from capital increase                        0.0             245.9
--------------------------------------------------------------------------------
Cash provided (used) by refinancing activities          - 3.2             282.1
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Cash used in discontinued operations                        -             - 1.8
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Effect of foreign exchange rate changes                   0.5               0.2
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Net increase (decrease) in cash and cash equivalents   - 27.1             266.1
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Cash and cash equivalents at beginning of the year      192.7              46.1
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Cash and cash equivalents at end of quarter             165.6             312.2
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(1)  Without currency exchange rate effects

Quarterly Sales Revenue & Profit from Operations (EBIT) by Segments (unaudited)

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                                                                   2004    2005
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                                                                   Full
(euro) million                       Q1      Q2      Q3      Q4    Year      Q1
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Sales revenue
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Carbon and Graphite               122.6   149.5   140.5   142.9   555.5   142.9
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Graphite Specialties               58.1    57.2    60.8    59.7   235.8    57.3
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SGL Technologies                   29.8    34.7    33.4    35.3   133.2    37.5
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Other                               0.5     0.6     0.3     0.3     1.7     0.6
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                                  211.0   242.0   235.0   238.2   926.2   238.3
--------------------------------------------------------------------------------
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                                                                   2004    2005
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                                                                   Full
(euro) million                       Q1      Q2      Q3      Q4    Year      Q1
--------------------------------------------------------------------------------
Profit (loss) from operations (EBIT)
--------------------------------------------------------------------------------
Carbon and Graphite                17.9    27.5    25.5    18.8    89.7    26.7
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Graphite Specialties                5.3     4.9     4.2     0.8    15.2     1.3
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SGL Technologies                  - 1.8   - 2.1   - 2.1   - 4.1  - 10.1   - 0.6
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Corporate                         - 4.7   - 5.2   - 9.0  - 10.4  - 29.3   - 6.5
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                                   16.7    25.1    18.6     5.1    65.5    20.9
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Quarterly Consolidated Income Statement (unaudited)

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                                                                   2004    2005
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                                                                   Full
(euro) million                       Q1      Q2      Q3      Q4    Year      Q1
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Sales revenue                     211.0   242.0   235.0   238.2   926.2   238.3
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Cost of sales                   - 151.5 - 168.9 - 168.2 - 174.8 - 663.4 - 174.0
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Gross profit                       59.5    73.1    66.8    63.4   262.8    64.3
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Selling/administrative/R&D/other - 42.8  - 48.0  - 48.2  - 58.3 - 197.3  - 43.4
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Profit (loss) from operations
 (EBIT)                            16.7    25.1    18.6     5.1    65.5    20.9
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Net financing costs              - 15.2  - 16.2  - 14.0  - 15.1  - 60.5  - 13.1
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Profit (loss) before tax            1.5     8.9     4.6  - 10.0     5.0     7.8
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Income taxes                      - 0.9   - 2.5   - 4.1     6.3   - 1.2   - 4.1
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Net profit (loss) continuing
 operations                         0.6     6.4     0.5   - 3.7     3.8     3.7
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Net profit (loss) discontinued
 operations                       - 4.0   - 2.7   - 2.0  - 76.8  - 85.5       -
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Net profit (loss) for the period  - 3.4     3.7   - 1.5  - 80.5  - 81.7     3.7
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Important note:
This document contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, ongoing restructuring measures and unforeseeable occurrences in conjunction with the reviews to be performed by the European antitrust authorities. SGL Carbon does not intend to update these forward-looking statements.